PRIVILEGED AND CONFIDENTIAL

[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 25, 2018

Via EDGAR and Courier

Kim McManus

Office of Real Estate and Commodities
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             AHS Holding Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted March 30, 2018
CIK File No. 0001727263

Dear Ms. McManus:

On behalf of our client, AHS Holding Company, Inc. (“AHS” or the “Company”), currently a wholly owned subsidiary of ServiceMaster Global Holdings, Inc. (“ServiceMaster”), this letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange to Amendment No. 1 to the Company’s Draft Registration Statement on Form 10, confidentially submitted to the Commission on March 30, 2018 (the “Registration Statement”), contained in your letter dated April 10, 2018 (the “Comment Letter”).

We note that, in connection with this letter, we are confidentially submitting an amendment to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system on the date hereof.  Additionally, we are separately furnishing to the Staff a hard copy of this letter, along with four copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.  All page references in the responses set forth below refer to pages of Amendment No. 2.

Exhibit 99.1

Description of Our Capital Stock

Exclusive Forum, page 136

1.              Please explain the reasons why management adopted the exclusive forum provision contained in your certificate of incorporation.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that the board of directors and management of ServiceMaster has considered prevailing market practice and perspectives on exclusive forum provisions, including Section 115 of the Delaware General Corporation Law and case law developments confirming the validity and enforceability of such provisions, and has decided to include the exclusive forum provision in the Company’s certificate of incorporation because such provision, in management’s view, is in the best interests of the Company and its stockholders for the following reasons:

•                  The exclusive forum provision provides that certain intra-corporate disputes will be litigated in Delaware, the state in which the Company is incorporated and whose law governs such disputes;

•                  The Delaware Chancery Court has developed extensive expertise in dealing with corporate law issues, as well as a substantial and influential body of case law interpreting Delaware’s corporate law;

•                  The exclusive forum provision will help the Company avoid multiple lawsuits in numerous jurisdictions relating to the same dispute, thus preventing corporate resources from being unnecessarily diverted to address duplicative, costly and wasteful multi-forum litigation;

•                  The exclusive forum provision will provide value to the Company and its stockholders by facilitating consistency and predictability in litigation outcomes and reducing the risk that the outcome of cases in multiple jurisdictions could be inconsistent, even though each jurisdiction purports to follow Delaware law;

•                  The exclusive forum provision does not materially change the substantive legal claims or remedies available to the Company’s stockholders, but rather only regulates the forum in which stockholders may file claims relating to certain specified intra-corporate disputes;

•                  The Company’s board of directors has the ability to consent to an alternative forum in appropriate circumstances where the board determines that the interests of the Company and its stockholders are best served by permitting a particular dispute to proceed in a forum other than Delaware; and

•                  The Company’s future stockholders currently benefit from the above-mentioned advantages of an exclusive forum provision as stockholders of ServiceMaster, which also has an exclusive forum provision in its certificate of incorporation specifying that certain intra-corporate disputes must be litigated in Delaware, and management believes that the stockholders should maintain such benefits as stockholders of the Company after the distribution of the Company’s shares.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1233.

Sincerely yours,

/s/ Andrew R. Brownstein
Andrew R. Brownstein

cc:                                Nikhil Varty, Chief Executive Officer, ServiceMaster Global Holdings, Inc.

Dirk Gardner, Vice President, Associate General Counsel — Corporate & Assistant Secretary, ServiceMaster Global Holdings, Inc.